Exhibit 12

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES
HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

	For the Three
	Months Ended
	March 31,
	2012	2011
Income (loss) from continuing operations before taxes	$307	$429
Sub-total of fixed charges	67	77
Sub-total of adjusted income (loss)	374	506
Interest on annuities and financial products	621	612
Adjusted income (loss) base	$995	$1,118
Fixed Charges
Interest and debt expense	$67	$72
Interest expense related to uncertain tax positions	(3)	2
Portion of rent expense representing interest	3	3
Sub-total of fixed charges excluding interest on annuities and financial products	67	77
Interest on annuities and financial products	621	612
Total fixed charges	$688	$689

Ratio of sub-total of adjusted income (loss) to sub-total of fixed charges excluding interest on annuities and financial products	5.58	6.57
Ratio of adjusted income (loss) base to total fixed charges	1.45	1.62